Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O'Hare

mohare@stradley.com

215.564.8198

December 28, 2012

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re:	Scout Funds (the "Trust")
(File Nos. 333-96461 and 811-09813)
Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 45/46 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 1, 2012 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), to reflect changes to the class structure of the Scout Unconstrained Bond Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus Comments

1.  Comment:  In light of the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal Investment Strategies” section of the fund summary for the Fund: (i) confirm that each specific type of derivative in which the Fund may invest as a principal strategy is listed; (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies; and (iii) confirm that appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.

Response:  The list of derivatives in the fund summary for the Fund is a complete list of the derivatives in which the Fund invests as a principal strategy.  The fund summary explains how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.  In addition, appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.  Trust management believes that the disclosure is appropriate and is consistent with the requirements of the ICI Letter.

2.  Comment:  Please confirm that the Prospectus includes appropriate risk disclosure regarding the recent market volatility and regulatory changes.

Response:  The “Market Risks” paragraph in the “Main Risks” section of the fund summary provides the following:

The Fund’s investments are subject to market risk, which may cause the value of the Fund’s investments to decline, sometimes rapidly or unpredictably, due to factors affecting securities markets generally, particular geographic regions or particular industries.  If the value of the Fund’s investments goes down, the share price of the Fund will go down, and you may lose money. U.S. and international markets have experienced extreme volatility, reduced liquidity, credit downgrades, increased likelihood of default and valuation difficulties in recent years.

In addition, the “Derivative Risks” paragraph in the “Main Risks” section of the fund summary states that “[t]he derivatives market may be subject to additional regulations in the future.”  The “Credit Default Swaps Risks” paragraph in the “Main Risks” section of the fund summary also states that “[t]he credit default swap market may be subject to additional regulations in the future.”  Further, the “Derivative Risks” paragraph in the “Additional Information on Principal Risk Factors for the Fixed Income Funds” section of the Prospectus provides the following:

Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Trust management believes that this disclosure adequately describes the risks associated with the recent volatility experienced in U.S. and international markets and the recent regulatory changes.

3.  Comment:  Please confirm that the Amendment relates only to the Fund and does not affect disclosure relating to any other series of the Trust.

Response:  The Amendment relates only to the Fund and no other information relating to any other series of the Trust is amended or superseded thereby.

4.  Comment:  Footnote 3 to the “Annual Fund Operating Expenses” table provides that “[i]f ‘Total Annual Fund Operating Expenses’ would fall below the expense limit, the Advisor may cause the Fund’s expenses to remain at the expense limit while it is reimbursed for fees that it waived or expenses that it assumed during the three years following the end of the fiscal year in which the Advisor waived fees or assumed expenses for the Fund.”  Please clarify how the three year period is calculated.

Response:  Per the terms of the Fee Waiver and Expense Assumption Agreement between the Trust, on behalf of the Fund, and Scout Investments, Inc. (the “Advisor”), “[t]he Trust, on behalf of the Fund or a Class thereof, agrees to repay the Advisor any fees previously waived or expenses previously assumed for the Fund or Class in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the end of the fiscal year in which the Advisor waived fees or assumed expenses for the Fund or Class under this Agreement, and (2) can be repaid without causing the Expenses of the Fund or Class to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund or Class at the time the fees were waived or expenses were assumed.”  Thus, the Advisor can only be reimbursed for fees that it reduced or expenses that it assumed for a three year period starting from the end of the fiscal year that the fees were waived or expenses were assumed.

5.  Comment:  Footnote 3 to the “Annual Fund Operating Expenses” table also provides that the “expense limitation agreement may not be terminated prior to December 31, 2013 unless the Fund’s Board of Trustees (the “Board”) consents to an earlier revision or termination as being in the best interests of the Fund.”  Please confirm that the Board does not anticipate terminating the expense limitation agreement prior to December 31, 2013.

Response:  Trust management can confirm that there is no present intention for the Board to terminate the expense limitation agreement prior to December 31, 2013.

6.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he fixed income instruments in which the Fund may invest can be of varying maturities and include bonds, debt securities, mortgage- and asset-backed securities (including to-be-announced securities) and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.”  Please clarify whether the Fund’s foreign investments include investments in developing countries or emerging markets.

Response:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he Fund will invest no more than 50% of its net assets in investments in developing countries or emerging markets.”

7.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that the Fund “may engage in short sales.”  Please confirm that, to the extent such transactions could result in unlimited losses to the Fund, appropriate risk disclosure is included in the Prospectus.

Response:  The “Short Sale Risks” paragraph in the “Main Risks” section of the fund summary provides that “[t]here is risk involved in entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.”  Further, the “Leverage Risks Associated with Financial Instruments” paragraph in the “Additional Information on Principal Risk Factors for the Fixed Income Funds” section of the Prospectus provides the following, in pertinent part:

Certain transactions of the Fixed Income Funds may give rise to a form of leverage.  …  Certain types of leveraging transactions, such as short sales that are not “against the box,” could be subject to unlimited losses in cases where a Fixed Income Fund, for any reason, is unable to close out the transaction.

Trust management believes that this disclosure adequately describes the potential for unlimited losses associated with the Fund entering into short sales.

8.  Comment:  Ratings information from various nationally recognized statistical rating organizations is provided at the end of the Statement of Additional Information (“SAI”).  Please consider including this ratings information in the Prospectus.

Response:  Such ratings disclosure is not required by Form N-1A to be included in the Prospectus.  Consistent with industry practice, the Trust has included this disclosure in the SAI.  Trust management respectfully declines to make this suggested change.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198 or J. Stephen Feinour, Esq. at (215) 564-8521.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Jessica A. Schubel, Scout Funds
Scott A. Betz, Scout Funds
Benjamin D. Wiesenfeld, Esq., Scout Funds
Kirstin P. Salzman, Esq., Husch Blackwell LLP
Jason D. Bartel, Esq. UMB Distribution Services, LLC
J. Stephen Feinour, Esq, Stradley Ronon

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